OMV Investor News

January 27, 2009
7.00am (GMT) – 8.00am (CET)

Q4/08 Trading Statement

This trading statement from OMV provides basic information for the quarter ended December 31, 2008, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the development of the relevant crude prices and exchange rates. For the E&P segment, we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q4/08 results will be published on February 25, 2009. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Average Brent price in USD/bbl	88.45	96.71	121.18	115.09	**55.48**
Average Urals price in USD/bbl	85.90	93.00	117.24	113.55	**54.65**
Average EUR/USD FX rate	1.449	1.498	1.562	1.504	**1.317**
Average EUR/RON FX rate	3.454	3.689	3.652	3.576	**3.818**
Average USD/RON FX rate	2.381	2.465	2.338	2.378	**2.899**

Source: Reuters

Exploration and Production

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Total hydrocarbon production in boe/d	323,000	322,000	310,000	316,000	**318,000**
thereof Petrom group	195,000	198,000	194,000	193,000	**192,000**

Overall Group production was 318,000 boe/d in Q4/08. In Austria, the start-up of the Ebenthal well positively affected production in Q4/08 while in Yemen production increased compared to Q3/08. Oil volumes in Romania remained stable compared to previous quarters whereas gas production declined slightly due to high pressure in the local pipeline system that hampered the access. The price differential between Brent and OMV's realized crude price is expected to be below the level in Q3/08 due to the lower Urals discount to Brent. The Romanian regulated gas price for producers remained unchanged in local currency compared to Q3/08. While oil revenues were positively impacted by a stronger USD in Q4/08, USD-denominated costs had an adverse effect on the results reported in EUR. The weaker RON, however, helps to mitigate this negative cost effect at Petrom. Sales quantities in Q4/08 rose mainly due to additional liftings in Ashtart, Tunisia and high gas sales in Austria. Exploration expenses were above the level of Q3/08.

Refining and Marketing

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
NWE refining margin in USD/bbl [1]	5.25	4.13	9.44	10.54	**8.82**
Med Urals refining margin in USD/bbl [1]	4.60	3.70	6.26	6.59	**5.59**
OMV indicator refining margin in USD/bbl [2]	4.34	4.24	6.76	6.24	**7.25**
Total refining sales in mn t	5.39	5.36	5.75	5.81	**5.72**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

In Q4/08, refining margins were still high due to favorable middle distillate spreads but slightly burdened by lower gasoline and naphtha spreads. The exceptional decline of crude prices led to large inventory losses only partly compensated by lower cost of own energy consumption. Refining sales volumes were almost at the same level as in the quarters before. The combination of decreasing naphtha prices and quarterly-in-advance settled sales prices for ethylene and propylene led to very high petrochemical margins in Q4/08. Petrochemical volumes were below the level of the preceding quarters because of reduced customer demand. Marketing sales volumes were slightly above Q3/08.

Gas and Power

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Combined gas sales volumes in bcm	4.27	4.07	2.56	2.21	**3.94**
thereof Petrom group	1.42	1.50	1.15	1.05	**1.32**

Due to seasonality, sales volumes at Gas Supply, Marketing and Trading were 78% up on Q3/08. Sales volumes declined vs Q4/07; at EconGas, the cut-back in volumes resulted mainly from warmer weather at the start of the heating season. However, EconGas' internationalization focus led to a 15% increase of volumes sold outside of Austria. Petrom's sales volumes were burdened by the 21% decrease of total Romanian gas consumption vs Q4/07 mainly due to the partial shut-down of the major fertilizer plants. In logistics, the transportation business' volumes were above Q3/08 (start-up of a new compressor station on the TAG pipeline), thus also above Q4/07. The storage business showed expected winter peaks of withdrawal rates and volumes.

At-equity consolidated companies

The Borealis at-equity result was heavily burdened by reduced market demand caused by the economic downturn and stock revaluation effects. The Petrol Ofisi at-equity result was negatively impacted by a Turkish Lira depreciation vs. the USD.

Identified special items

Net special charges will substantially exceed Q3/08. This increase is predominantly related to the building of further accruals in Petrom for ongoing employee litigations. Provisions are also planned to be booked for personnel restructuring costs, impairments of exploration licenses (Russia, Iran), operational restructuring costs (Romania) and impairment of filling stations (Croatia, Bosnia). Considering the high special charges expected in Romania, Petrom's dividend for 2008 is expected to be significantly below that for 2007.

Tax rate

The average tax rate for the full year will exceed the average rate of 9m/08. Q4/08 was the first full quarter of the new, more heavily taxed Libyan contracts and is further impacted by the sizable decrease of net-of-tax at-equity incomes.

For further information, please contact:
Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

END